Exhibit (e)(13)

EXECUTIVE COMPENSATION

Explanation of Compensation

The following describes our compensation objectives and policies in 2021 as applied to the following persons who served as executive officers for all or a portion of 2021 who are referred to in this proxy statement as the named executive officers:

●	TJ Kennedy, who served as our President and Chief Executive Officer in 2021 and until his resignation on April 15, 2022;

●	Thomas A. Krueger, who has served as our Chief Financial Officer since December 6, 2021;

●	Jason Karp, who served as our Chief Commercial Officer/Chief Counsel in 2021, which was an executive officer position beginning February 18, 2021;

●	Matthew Walker who was our Corporate Controller in 2021 and served as our principal financial officer and principal accounting officer from September 10, 2021 until December 6, 2021 when we hired Thomas A. Krueger as our Chief Financial Officer; and

●	David G. Ristow, who served as our Chief Financial Officer in 2021 until his resignation on September 10, 2021.

Our Compensation Philosophy

Our philosophy with respect to the compensation of executive officers is based upon the following principles:

●	Executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and

●	Variable compensation should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel and should provide incentives to improve performance and shareholder value.

The Compensation Committee reviews compensation philosophy and programs regularly (no less than annually). The Compensation Committee’s review is two-fold: first, to ensure our philosophy and programs meet our objectives of providing compensation that attracts and retains executive talent and encourages our executive officers to achieve our business goals and second, to identify changes and trends in executive compensation policies and practices that may be applicable to Qumu.

2021 Compensation Elements and Determinations

The Compensation Committee followed the guiding principles outlined above in the development and administration of compensation programs for the named executive officers. During 2021, the components of our executive compensation programs consisted of the following:

●	Base salary;

●	Short-term incentive compensation delivered through the 2021 Company Bonus Plan, the annual incentive plan for 2021; and

●	Long-term equity compensation.

Historically, the Compensation Committee has adopted an annual incentive plan for each year in February of that year, as well as granted long-term equity compensation in February of each year.

In addition to selecting the components of compensation, the Compensation Committee also determined the relative weight of each component for each of the named executive officers. Performance-based, variable compensation is intended to be a meaningful portion of overall compensation. For 2021, the Compensation Committee continued its practice of emphasizing performance-based, variable compensation through the 2021 Company Bonus Plan.

Annually, our Governance Committee establishes and oversees a process for the evaluation of the performance of the Chief Executive Officer by the whole Board, including a self-assessment by the Chief Executive Officer. The Compensation Committee then considers the results of that performance review in determining compensation of the Chief Executive Officer.

On November 19, 2021, we entered into an offer letter with Mr. Krueger pursuant to which he agreed to accept our offer of employment to serve as Qumu’s Chief Financial Officer. Neil E. Cox, the Chair of the Board and a member of the Compensation Committee, negotiated with Mr. Krueger on all elements of his compensation, including annual base salary, target bonus percentage and initial stock option award, as well as the specific terms applicable to Mr. Krueger under our form of letter agreement relating to severance and change in control benefits. The Compensation Committee recommended, and the Board of Directors approved, the compensation to Mr. Krueger under the November 19, 2021 offer letter.

Historically, the Compensation Committee has considered the following factors in determining the value of long-term equity incentive compensation: (i) previously made grants to the executive officer; (ii) progress toward meeting our stock ownership guidelines; (iii) the type of equity award and the standard terms of that type of award; (iv) our historical grant practices; (v) the potential cash compensation to the executive officer; and (vi) the position of the executive officer to ensure that those in positions of increased responsibility have an opportunity to receive a correspondingly larger portion of the overall value of their compensation in the form of long-term equity compensation for the year.

During 2021, the named executive officers were also eligible to participate in the same benefit programs as were available to our other employees. Because the Compensation Committee does not believe that personal benefits or perquisites are appropriate as a significant element of compensation, the value of perks to any named executive officer was less than $10,000 in 2021.

2021 Base Salaries

On February 18, 2021, the Compensation Committee set annual base salaries of the executive officers then-serving as follows: TJ Kennedy, Chief Executive Officer, $375,000; David G. Ristow, Chief Financial Officer, $325,000; and Jason Karp, Chief Commercial Officer/Chief Counsel, $325,000. Mr. Kennedy’s annual base salary was the same amount as initially set when he was hired in July 2020.

Mr. Krueger’s annual base salary for 2021 was $300,000. Mr. Krueger’s annual base salary was approved by the Compensation Committee as part of Mr. Krueger’s November 19, 2021 offer letter.

2021 Company Bonus Plan

On February 18, 2021, the Compensation Committee adopted an annual company bonus plan for 2021 (the “2021 Company Bonus Plan”) and set the cash incentive pay opportunities under the 2021 Company Bonus Plan for the Company’s eligible employees, which included Messrs. Kennedy, Ristow and Karp. Additionally, Mr. Walker participated in the 2021 Company Bonus Plan as a non-executive employee. Mr. Krueger did not participate in the 2021 Company Bonus Plan due to his December 6, 2021 start date.

Under the 2021 Company Bonus Plan, the Compensation Committee determined target amounts of three performance goals for 2021: revenue, adjusted EBITDA loss and customer net retention rate, which will be weighted equally. Revenue will be determined in conformity with U.S. generally accepted accounting principles. Adjusted EBITDA is defined as the Company’s net income (loss) excluding items related to interest income and expense, the impact of income-based taxes, depreciation and amortization, stock-based compensation, change in fair value of warrant liabilities, foreign currency gains and losses, the 2021 Company Bonus Plan amounts and other non-operating income and expenses. Customer net retention rate is the percentage of software as a service (SaaS) revenue in the year ago quarter that remains in current quarter, after accounting for both churn and upsell. The Compensation Committee retains the discretion to include or exclude items from each of the performance goals and to determine the achievement of the performance goals for the purposes of calculating incentive pay under the 2021 Company Bonus Plan.

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Under the 2021 Company Bonus Plan, the target level of achievement is also the minimum level of achievement such that achievement of a performance goal at less than target level will result in no incentive pay with respect to that performance goal. Achievement of a performance goal at greater than target level will result in proportionately increasing incentive pay relating to that performance goal. However, under the 2021 Company Bonus Plan, the maximum incentive pay that may be earned by an executive officer will not exceed 150% his incentive pay at the target level, even if actual performance exceeds the maximum level for any or all of the performance goals.

On February 18, 2021, the Compensation Committee also approved the cash incentive pay that the executive officers then serving could earn at the target level of achievement as a percentage of their respective salaries as follows: Messrs. Kennedy, Ristow and Karp, 100%, 50% and 50%, respectively. Mr. Walker also participated in the 2021 Company Bonus Plan as a non-executive employee and was eligible to earn 20% of his base salary at target level of achievement.

All incentive pay earned under the 2021 Company Bonus Plan was determined in the first quarter of 2022 based upon the Company’s audited financial results for 2021. A participant in the 2021 Company Bonus Plan, including a named executive officer, must have been employed by the Company as of December 31, 2021 and as of the payment date in order to receive any incentive pay under the 2021 Company Bonus Plan unless otherwise provided in the Company’s letter agreement with the executive officer relating to severance and change in control benefits. Accordingly, due to his resignation on September 10, 2021, Mr. Ristow received no bonus under the 2021 Company Bonus Plan. Additionally, all incentive payments are subject to “clawback” to the extent required by federal law and the 2007 Plan.

In March 2022, the Compensation Committee made determinations for Messrs. Kennedy and Karp as executive officers under the 2021 Company Bonus Plan. The Compensation Committee determined that 2021 revenue of $24 million did not meet the minimum of $35 million, 2021 adjusted EBITDA loss of $15.4 million did not meet the minimum of $10.0 million, and 2021 customer net retention rate of 91% did not meet the minimum of 106%. Accordingly, neither Mr. Kennedy nor Karp received a bonus under the 2021 Company Bonus Plan. Additionally, the Compensation Committee specifically determined not to award discretionary bonuses or to adjust the minimum performance goals for these executive officers under the 2021 Company Bonus Plan in order to align the 2021 compensation these executive officers to the Compensation Committee’s core compensation principles of pay for performance and alignment of our management’s interests with those of our shareholders.

In February 2022, the Compensation Committee made determinations for non-executive employees, including Mr. Walker, under the 2021 Company Bonus Plan based on the lower targets for revenue, adjusted EBITDA and customer net retention rate applicable to non-executive employees as determined by the Compensation Committee in August 2022. Based on these determinations, non-executive employees, including Mr. Walker, earned 66% of their target bonus percentages to be paid at the end of April 2022. Accordingly, Mr. Walker received a bonus of $23,557 under the 2021 Company Bonus Plan.

2021 Equity Awards

On February 18, 2021, the Compensation Committee approved the award of an aggregate of 314,672 performance stock units (“PSUs”) to the Company’s executive officers and certain members of management under the 2007 Plan. The Compensation Committee approved PSU awards to Messrs. Kennedy, Ristow and Karp of 48,000 PSUs, 31,500 PSUs and 31,500 PSUs, respectively. Mr. Walker did not receive a PSU award in February 2021. Mr. Krueger also did not receive a PSU award due to his December 6, 2021 start date.

The PSUs represent a contractual right to receive shares of the Company’s common stock upon the achievement of performance goals for a two year performance period. Half of each award of PSUs will vest based upon achievement of 2021 performance goals and half of each award of PSUs will vest based upon achievement of 2022 performance goals. On February 18, 2021, the Compensation Committee set the target amounts of five performance goals for 2021: net new customers, partner generated revenue increase, annual recurring revenue, gross dollar value retention percentage and bookings. For the 2022 performance period, the Compensation Committee also set the target amounts for net new customers and partner generated revenue increase, but will determine target amounts of annual recurring revenue, gross dollar value retention percentage and bookings at the time the Company’s Board of Directors approves the Company’s annual operating plan for 2022 in the first quarter of 2022.

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If the Company achieves three of the five performance goals for a performance period, 100% of the PSU award relating to such period will vest and be settled. If the Company achieves two of the five performance goals for a performance period, 66 2/3% of the PSU award relating to such period will vest and be settled. If the Company achieves one of the five performance goals for a performance period, 33 1/3% of the PSU award relating to such period will vest and be settled. In settlement of the PSUs, the Company will issue a number of shares as is equal to the number of PSUs for that performance period multiplied by the total percentage achievement of the performance goals for that performance period. The shares issued will be restricted from transfer for a period of 364 days following issuance. The PSU award and the restricted shares are subject to forfeiture for termination of employment for any reason. Accordingly, the PSU award to Mr. Ristow terminated concurrently with his resignation on September 10, 2021. Likewise, the PSU award to Mr. Karp terminated concurrently with his termination of employment on February 24, 2022.

The Compensation Committee will determine achievement of the performance goals following the end of the performance period and retained the discretion to include or exclude items from any of the performance goals for any performance period. Upon a change of control, the PSUs and the restricted shares will vest in full and any restrictions will lapse. Additionally, the awards are subject to “clawback” to the extent required by federal law and the 2007 Plan.

In February 2022, the Compensation Committee determined the achievement of performance goals for the 2021 performance period under the PSUs approved by the Compensation Committee on February 18, 2021. The Compensation Committee determined that the percentage achievement of the performance goals for the 2021 performance period was 66 2/3%. Accordingly, of the 48,000 PSUs granted to Mr. Kennedy, we issued 15,840 shares in settlement of the PSU on March 5, 2019. As provided in and subject to the terms of the award agreements, the shares issued were restricted from transfer for a period of 364 days following issuance and are subject to forfeiture for termination of employment. Due to the resignation of Mr. Kennedy on April 15, 2022, the restricted shares issued under the PSU and the balance of the outstanding PSU award was forfeited on that date.

Pursuant to the offer letter with Mr. Krueger, we granted Mr. Krueger a seven-year non-qualified stock option to purchase 200,000 shares of our common stock. The option has an exercise price equal to the fair market value of our common stock as of the grant date and vests with respect to one-fourth of the shares underlying the option on the first four anniversaries of the grant date. The stock option to Mr. Krueger was granted outside of our shareholder-approved 2007 Plan pursuant to the exception for an inducement grant contained in Nasdaq Listing Rules. However, the option has terms that will mirror in all respects the options granted under 2007 Plan and our standard form of non-qualified option agreement. In accordance with our policy regarding the granting of equity-based compensation awards, the grant date for the equity awards to Mr. Krueger was December 6, 2021, the first day of his employment, which was also during an open window period.

Under our policy regarding the granting of equity-based compensation awards, annual equity awards to executive officer and non-executive officer employees will be approved by the Compensation Committee at a regularly scheduled meeting at which the Compensation Committee determines incentive compensation for the immediately completed year and the compensation program for executive officers for the current year, typically scheduled in February of each year. Due to Qumu’s smaller size relative to the survey group companies, the Compensation Committee also reviewed the equity award as a percentage of Qumu’s shares outstanding.

All stock options granted in 2021 have an exercise price of the fair market value of our common stock on the date of grant. The date of grant is determined, both for awards under the 2007 Plan and for Mr. Krueger’s inducement award outside of the 2007 Plan, by reference to the closing market price of our common stock on the date the Compensation Committee meets (or takes action in writing in lieu of meeting) and determines the award recipient, the number of shares underlying stock option awards and the other material terms of the stock option grant, or such future date specified as the grant date by the Compensation Committee when all material terms of the stock option grant are determined.

Our policy is to grant equity awards at a time that Qumu’s directors and executive officers are not in possession of material, non-public information and during the periods of time that trading would be permitted under our trading policy, which is referred to above as an “open window period.”

Consideration of Risk in Compensation

The Compensation Committee believes that promoting the creation of long-term value discourages behavior that leads to excessive risk. The Compensation Committee believes that the following features of our compensation programs provide incentives for the creation of long-term shareholder value and encourage high achievement by our executive officers without encouraging inappropriate or unnecessary risks.

●	Our long-term equity incentives are at the discretion of the Compensation Committee and are granted pursuant to a disciplined process.

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●	Stock options become exercisable over a three-year or four-year period and remain exercisable for up to seven years from the date of grant, and restricted stock units vest over four years, encouraging executives to look to long-term appreciation in equity values.

●	The performance stock units granted in 2021 have multi-year performance goals and after the shares are earned, they are issued as restricted stock with an additional one-year vesting. These features encourage executives to drive long-term performance.

●	We balance short- and long-term decision-making with our annual cash incentive program, equity awards that vest over up to four years, and multi-year performance periods for our performance stock units.

●	The performance goals used to determine the incentive pay to executive officers under the 2021 Company Bonus Plan balanced annual revenue, adjusted EBITDA and customer retention percentage, which were each weighted one-third. In this way, we incentivize disciplined growth and prudent expense management.

●	The Compensation Committee did not adjust performance goals under the 2021 Company Bonus Plan for the Chief Executive Officer to emphasize our commitment for pay-for-performance.

●	Because of our stock ownership guidelines, our executive officers could lose significant value if our stock price were exposed to inappropriate or unnecessary risks.

●	Through our 2007 Plan, the Compensation Committee has the right to “claw back” stock incentives or cash incentives from a participant or to seek repayment from a participant through a variety of means in certain circumstances such as certain restatements of our financial statements, certain terminations of employment, and breach of an agreement between us and the executive officer. These “claw back” features are applicable to all equity awards granted in 2020.

●	Our corporate compliance systems and policies, which are overseen by the Audit Committee, further mitigate against excessive or inappropriate risk taking. For example, our insider trading policy prohibits executive officers from purchasing Qumu securities on margin, hedging Qumu securities, borrowing against any account in which Qumu securities are held, pledging Qumu securities as collateral for a loan, or engaging in monetization transactions.

Based on their consideration of these and other factors, the Compensation Committee concurred with our management’s determination that none of its compensation policies and practices is reasonably likely to have a material adverse effect on Qumu.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of the Board. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Compensation Committee during the last fiscal year.

Summary Compensation Table

The following table shows, for (i) TJ Kennedy, who served as President and Chief Executive Officer in 2021 and began serving as President and Chief Executive Officer effective July 20, 2020, (ii) Thomas A. Krueger, who began serving as our Chief Financial Officer effective December 6, 2021, (iii) Jason Karp who served as our Chief Commercial Officer/Chief Counsel in 2021, which was an executive officer position beginning February 18, 2021; (iv) Matthew Walker who was our Corporate Controller in 2021 and served as our principal financial officer and principal accounting officer from September 10, 2021 until December 6, 2021, and (v) David G. Ristow who served as our Chief Financial Officer in 2021 until his resignation on September 10, 2021 and also in 2020 and 2019 (together referred to as our “named executive officers”), information concerning compensation earned for services in all capacities during the years indicated.

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Name and Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
TJ Kennedy (5)	2021	$375,000	$—	$433,920	$—	$—	$16,731	$825,651
President and Chief Executive Officer	2020	$156,250	$—	$—	$1,309,791	$101,096	$9,133	$1,576,270
Thomas A. Krueger (6) Chief Financial Officer	2021	$21,731	$—	$—	$244,925	$—	$1,232	$267,888
Jason Karp (7) Chief Commercial Officer/Chief Counsel	2021	$320,833	$—	$284,760	$—	$—	$9,605	$615,198
Matthew Walker (8) Corporate Controller	2021	$172,996	$22,801	$—	$—	$23,557	$23,175	$242,529
David G. Ristow (9)	2021	$212,500	$—	$284,760	$—	$—	$19,243	$516,503
Chief Financial Officer	2020	$300,000	$54,000	$500,309	$—	$90,000	$25,315	$969,624
	2019	$300,000	$—	$—	$—	$58,710	$23,510	$382,220

(1)	Amounts represent bonuses to Mr. Walker in connection with a discretionary performance bonus and with him taking on the responsibilities of our principal financial officer and principal accounting officer and stay bonus to Mr. Ristow pursuant to a retention agreement entered into on March 3, 2020.

(2)	Valuation of awards based on the grant date fair value of those awards computed in accordance with FASB ASC Topic 718 utilizing assumptions discussed in Note 8 to our consolidated financial statements for the year ended December 31, 2021 included in our Annual Report on Form 10-K for the year ended December 31, 2021.

(3)	Represents the amounts paid in cash to the named executive officers under the short-term cash incentive compensation program for the year noted, except as noted in the footnote above. All amounts are reported for the year in which the related services were performed, although may be paid in the following year.

(4)	Represents the following amounts:

Name	Year	Matching Contributions to 401(k) Plan	Insurance Premiums	Office Technology Stipend
TJ Kennedy	2021	$8,700	$7,243	$788
	2020	$4,220	$4,838	$75
Thomas A. Krueger	2021	$375	$792	$65
Jason Karp	2021	$8,700	$117	$788
Matthew Walker	2021	$4,550	$17,837	$788
	2021	$5,972	$12,756	$515
David G. Ristow	2020	$8,550	$16,690	$75
	2019	$7,976	$15,534	$—

(5)	Effective July 20, 2020, Mr. Kennedy was hired as our President and Chief Executive Officer. Accordingly, information for 2020 represents a partial year.

(6)	Mr. Krueger was hired as our Chief Financial Officer on December 6, 2021. Accordingly, information for 2021 represents a partial year.

(7)	Mr. Karp was hired as our Chief Commercial Officer/Chief Counsel on November 2, 2020. On February 18, 2021, the Board of Directors of the Company determined that Mr. Karp was an “officer” under Rule 16a-1(f) and an “executive officer” under Rule 3b-7 of the Securities Exchange Act of 1934, as amended.

(8)	Mr. Walker served as our Corporate Controller in 2021 and as our principal financial officer and principal accounting officer from September 10, 2021 until December 6, 2021.

(9)	Mr. Ristow resigned as our Chief Financial Officer on September 10, 2021.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning option and stock awards outstanding to the named executive officers at December 31, 2021. No option or stock awards were outstanding to David G. Ristow as of December 31, 2021 due to his resignation on September 10, 2021.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable (1)	Option exercise price ($)	Option expiration date (1)	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested (1) (2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (3)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (2)
TJ Kennedy	152,564	305,128	$4.90	7/22/2027	—	—	—	—
	—	—	—	—	—	—	48,000	$101,760
Thomas A. Krueger	200,000	—	$2.12	12/6/2028	—	—	—	—
Jason Karp	150,000	50,000	$4.90	11/12/2027	—	—	—	—
	—	—	—	—	—	—	31,500	$66,780
Matthew Walker	4,000	—	$2.72	11/9/2023	—	—	—	—
	5,250	1,750	$2.28	5/15/2025	—	—	—	—
	—	—	—	—	2,100	$4,452	—	—

(1)	Other than Mr. Kennedy’s option, options vest and become exercisable in equal installments on the first four anniversaries of the date of grant date. Mr. Kennedy’s option vests with respect to one-third of the shares underlying the option on the first three anniversaries of the grant date. The expiration date of each option is the seven-year anniversary of the date of grant of such option. Restricted stock units vest in equal installments on the first four anniversaries of the date of grant or hire date.

(2)	Value based on a share price of $2.12, which was the closing sales price for a share of our common stock on the Nasdaq Capital Market on December 31, 2021.

(3)	Represents performance stock units approved by the Compensation Committee on February 18, 2021. As of December 31, 2021, none of the performance stock units were earned or vested. The Compensation Committee made determinations effective February 24, 2022 in respect of these performance stock units and the performance criteria for the 2021 performance period. However, due the termination of employment, the performance stock unit awards were forfeited.

Employment Arrangements with Named Executive Officers and Post-Employment Compensation

Our practice has been to enter into a separate standard form of letter agreement relating to severance and change in control benefits (the “letter agreement”) with each person appointed by the Board as an executive officer. As of December 31, 2021, Messrs. Kennedy, Krueger and Karp were parties to the letter agreement, which is summarized below.

Mr. Ristow was also a party to the letter agreement at the time of his resignation effective September 10, 2021. In accordance with the terms of the letter agreement, Mr. Ristow as not entitled to any post-employment compensation. Mr. Walker was not a party to the letter agreement.

The Compensation Committee believes that severance and change in control arrangements for the named executive officers are consistent with competitive pay practices, aid in the recruitment and retention of executive officers, and provide incentives for executive officers to grow our business and maintain focus on returning value to shareholders. The Compensation Committee believes that providing protection to executive officers whose employment is terminated in connection with a change in control strikes an appropriate balance among the interests of our executive officers and the interests of others in a change in control transaction. In particular, the Compensation Committee believes that these arrangements are appropriate in part because the benefits under the agreement are only payable upon termination without cause prior to a change in control or both the occurrence of a change in control and the termination of employment without cause or for good reason, and that the severance and change in control benefits are conditioned upon compliance with non-disclosure and non-competition agreements.

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The terms “cause,” “good reason” and “change in control” used in the letter agreements are defined as follows:

Term	Definition
Cause	●	The failure by the executive officer to use his or her best efforts to perform the material duties and responsibilities of his or her position or to comply with any material policy or directive Qumu has in effect from time to time, provided the executive officer shall have received notice of such failure and have failed to cure the same within thirty days of such notice.

	●	Any act on the part of the executive officer which is harmful to the reputation, financial condition, business or business relationships of Qumu, including, but not limited to, conduct which is inconsistent with federal or state law respecting harassment of, or discrimination against, any Qumu employee or harmful to the reputation or business relationships of the executive officer.

	●	A material breach of the executive officer’s fiduciary responsibilities to Qumu, such as embezzlement or misappropriation of Qumu funds, business opportunities or properties, or to any of our customers, vendors, agents or employees.

	●	Conviction of, or guilty plea or nolo contendere plea by the executive officer to a felony or any crime involving moral turpitude, fraud or misrepresentation.

	●	A material breach of the executive officer’s Nondisclosure and Noncompetition Agreement with Qumu.

Good Reason

Good Reason for the twelve-month period following a Change in Control shall mean, without the executive officer’s express written consent, any of the following:

(i) a material diminution of the executive officer’s authority, duties or responsibilities with respect to his or her position immediately prior to the Change in Control, or

(ii) a material reduction in the executive officer’s base compensation as in effect immediately prior to the Change in Control;

(iii) a material reduction in the executive officer’s opportunity to earn a cash bonus under the annual short-term incentive compensation plan of Qumu in which he or she participates as in effect immediately prior to the Change in Control (for the avoidance of doubt, specifically excluding any reduction in the executive officer’s opportunity to earn a cash bonus under any long-term incentive compensation plan of Qumu in which he or she participates);

(iv) a material reduction in the authority of the person to whom the executive officer reports (or a change in the executive officer’s reporting directly to the Board of Directors, if applicable);

(v) a material change in the geographic location at which the executive officer must perform services for Qumu; and

(vi) any other action or inaction that constitutes a material violation of the agreement by Qumu;

provided that no such termination for Good Reason shall be effective unless: (A) the executive officer provides written notice to the Chair of the Board of Directors of the existence of a condition specified in paragraphs (i) through (vi) above within 90 days of the initial existence of the condition; (B) Qumu does not remedy such condition within 30 days of the date of such notice; and (C) the executive officer terminates his or her employment within 90 days following the last day of the remedial period described above.

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Term	Definition
Change in Control

Change in Control of Qumu shall mean a change in control which would be required to be reported in response to Item 5.01 of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not Qumu is then subject to such reporting requirement, including without limitation, if:

	●	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly of securities of Qumu representing 20% or more of the combined voting power of Qumu’s then outstanding securities (other than an entity owned 50% or greater by Qumu or an employee pension plan for the benefit of the employees of Qumu);

	●	there ceases to be a majority of the Board of Directors comprised of (A) individuals who, on the date of the letter agreement, constituted the Board of Directors of Qumu; and (B) any new director who subsequently was elected or nominated for election by a majority of the directors who held such office prior to a Change in Control; or

	●	Qumu disposes of at least 75% of its assets, other than (X) to an entity owned 50% or greater by Qumu or any of its subsidiaries, or to an entity in which at least 50% of the voting equity securities are owned by the shareholders of Qumu immediately prior to the disposition in substantially the same percentage or (Y) as a result of a bankruptcy proceeding, dissolution or liquidation of Qumu.

The letter agreements provide that if the executive officer’s employment is terminated without cause (other than during the twelve-month period following a change in control), the executive will be entitled to payments of the executive officer’s regular base salary for a period of twelve months. The executive officer will also be paid an amount equal to the average of the prior three calendar years’ short-term incentive bonus amount received by the executive. The short-term incentive bonus amount will be paid in twelve equal installments consistent with our regular payroll practices. We also will pay a portion of the premiums for continued health, dental and group life insurance until the earlier of: (A) twelve months from the date COBRA coverage begins; or (B) the date COBRA coverage otherwise terminates.

Under the letter agreements, if a change in control occurs, but the named executive officer’s employment is not terminated within twelve months of the change in control, the executive is not entitled to any payment or benefit.

The letter agreements provide that if a change in control occurs and within twelve months of the change in control the named executive officer’s employment is terminated by us without cause or by the executive for good reason, we must pay the executive a cash severance payment. The severance payment is payable within sixty days of the date of termination and will be equal to 100% of the sum of the executive’s annual base salary and his “target bonus” in effect on such date (without giving effect to any reduction that results in the executive’s termination for good reason). The “target bonus” is the cash amount under all our short-term annual incentive compensation plans in which the executive participates, waiving any condition for payment to the executive and assuming that the performance goals for the period were achieved at the 100% level. We will pay a portion of the premiums for continued health, dental and group life insurance until the earlier of: (A) twelve months from the date COBRA coverage begins; or (B) the date COBRA coverage otherwise terminates.

These salary continuation and change in control benefits are conditioned upon the named executive officer’s execution of a general release and compliance with a nondisclosure and non-competition agreement. Further, in the event that the vesting of options upon a change in control, together with all other benefits provided by the letter agreements, would result in all or a portion of such amount being subject to excise tax then the executive will be entitled to either the full amount of the payments or value of benefits under the letter agreements or such lesser amount as determined by us that would result in no portion of the payment being subject to excise tax, whichever results in the receipt by the named executive officer of the greatest amount on an after-tax basis.

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Additionally, if the amounts payable under the letter agreements would be subject to the requirements of Section 409A of the Internal Revenue Code, we may amend the letter agreements as we may determine, including to delay the start of any payment as provided in the letter agreements, amend the definition of change in control, and amend the definition of disability. In the event any such payment is so delayed, the amount of the first payment to the executive officer will be increased for interest earned on the delayed payment based upon interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) in effect as of the date the payment should otherwise have been provided.

If the named executive officer resigns (other than for good reason during the twelve month period following a change in control), if we terminate the named executive officer’s employment for cause, or if the named executive officer’s employment terminates as a result of death or disability, the named executive officer is entitled to receive the named executive officer’s base salary accrued but unpaid as of the date of termination, but is not entitled to receive any salary continuation benefit thereafter.

Additionally, under the 2007 Plan, all stock options held by the named executive officers will immediately vest upon a change in control and if the agreements effectuating the change in control do not provide for the assumption or substitution of restricted stock awards, the restrictions will lapse on the restricted stock to the extent these restrictions have not already lapsed under the terms of the restricted stock award agreement.

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DIRECTOR COMPENSATION

Our non-employee directors received the following amounts for Board and committee service during 2021:

●	an annual retainer of $38,000;

●	an additional retainer of $16,000 for our non-executive Chairman of the Board, which was Neil E. Cox for 2021;

●	an annual retainer of $6,000, $4,000 and $3,000 for members of the Audit, Compensation and Governance Committees, respectively; and

●	an additional annual retainer of $8,000, $8,000 and $3,000 for the chairs of the Audit, Compensation and Governance Committees, respectively.

For directors who are not employees, the 2007 Plan provides for a grant of a discretionary number of shares of restricted stock, restricted stock units, or non-qualified stock options or a combination of any on each director’s election and re-election at the annual shareholder meeting, not to exceed 25,000 shares. Under this provision of the 2007 Plan, each non-employee director re-elected at the 2021 Annual Meeting of Shareholders was granted restricted stock units, with the number of underlying shares equal to $80,000 divided by the fair market value of our common stock on the grant date, rounded down to the nearest whole share, up to a maximum of 25,000 shares. The restricted stock units vest in full on the first business day prior to the Annual Meeting of Shareholders next following the date of grant provided the director continues to provide services to us on that date, except that such restricted stock units will fully vest in the event of death, disability, or a change in control. Directors may elect to defer receipt of the shares to the earlier of January 1 of the 3rd to 10th year following the date of grant or the first January 1 following the date of separation of service from Qumu. Any restricted stock units the director does not elect to defer will be paid within 90 days following the date the restricted stock units first vest. On May 6, 2021, the date of the 2021 Annual Meeting of Shareholders, Messrs. Cox, Fishback, Horowitz, Lucas and Olson and Ms. Chowning were each granted an award of 14,967 restricted stock units with the terms described above.

On February 24, 2022, the Compensation Committee determined that each non-employee director elected or re-elected at the Annual Meeting will be granted restricted stock units, with the number of underlying shares equal to $80,000 divided by the fair market value of our common stock on the grant date, rounded down to the nearest whole share, up to a maximum of 25,000 shares. These restricted stock units will be subject to the same vesting terms and deferral option as those granted on the date of the 2021 Annual Meeting.

The following table shows the cash and other compensation paid by us to each of our directors for 2021. Mr. Kennedy, who served as director and executive officer for 2021, did not receive compensation as a director during 2021.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Mary E. Chowning	$52,000	$79,999	$131,999
Neil E. Cox	$61,000	$79,999	$140,999
Daniel R. Fishback	$50,000	$79,999	$129,999
Edward D. Horowitz	$50,000	$79,999	$129,999
Kenan Lucas	$44,000	$79,999	$123,999
Robert F. Olson	$45,000	$79,999	$124,999

(1)	Represents cash retainer and meeting fees for 2021 as described above.

(2)	Valuation of awards based on the grant date fair value of those awards computed in accordance with FASB ASC Topic 718 utilizing assumptions discussed in Note 8 to our consolidated financial statements for the year ended December 31, 2021 included in our Annual Report on Form 10-K.

For a summary of the stock awards and option awards held by Mr. Kennedy December 31, 2021, please see “Executive Compensation – Outstanding Equity Awards at Fiscal Year End.” No non-employee director held any option awards at December 31, 2021. As of December 31, 2021, each of Messrs. Cox, Fishback, Horowitz, Lucas and Olson and Ms. Chowning held 14,967 restricted stock units.

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